Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

December 4, 2015

VIA EDGAR

Lisa Larkin

Office of Filings, Information & Consumer Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Form N-1A for Eaton Vance Growth Trust (the “Registrant”) on behalf of Eaton Vance Focused Global Opportunities Fund, Eaton Vance Focused International Opportunities Fund and Eaton Vance International Small-Cap Fund (each, a “Fund” and together, the “Funds”) Post-Effective Amendment No. 179 (1933 Act File No. 002-22019) Amendment No. 152 (1940 Act File No. 811-01241) (the “Amendment”)

Dear Ms. Larkin:

This letter responds to comments you provided in our telephonic discussion on November 12, 2015, in connection with your review of the registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), filed on behalf of the Registrant on October 1, 2015.

We have reproduced your questions/comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant proposes to address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act.  Unless otherwise noted, the comments and responses provided apply to all three Funds.

Prospectus:

1.

Comment:  Please explain why Eaton Vance Focused Global Opportunities Fund (“Focused Global Fund”) has stated a 30% threshold and not a 40% threshold for investing in companies located outside of the United States.

Response:  The Registrant believes that the use of the term “global” in the Focused Global Fund’s principal investment strategy is consistent with Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Release”). The Release states that the term “global” connotes “diversification among investments in a number of different countries throughout the world” (emphasis added). While the Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1, the U.S. Securities and Exchange Commission (the “SEC”) indicated that it would expect that funds using “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.”  The Release does not expressly state that a fund with “global” in its name must invest at least 40% of its assets outside the United States.

In response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with global in their names, the ICI reported to its members in June 2012 that the staff of the Division of Investment Management believes that one way to satisfy the requirement that a global fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States

(30% in unfavorable market conditions) (the “40% Test”).  According to the ICI notice, the staff indicated that the 40% Test is not compulsory and other approaches may be acceptable.

As of October 31, 2015, U.S. companies represented 58.58% of the MSCI World Index.  As an actively managed fund, Focused Global Fund would be constrained in making active asset allocation decisions if it were to adopt the suggested 40%/30% test.  The Registrant believes that the Fund’s proposed policy of investing, under normal market conditions: (a) at least 30% of its net assets in companies located outside of the United States, which may include emerging market countries; and (b) in issuers located in at least five different countries (including the United States) meets the standards set forth in the release with respect to the use of the term “global” in a fund’s name.  Further, the Registrant believes that the foregoing investment policy is consistent with the use of “global” in Focused Global Fund’s name because it ensures not only the investment of a significant percentage of Focused Global Fund’s assets in non-U.S. companies but also provides a minimum country diversification with respect to such investments.  The Registrant believes that Global Focused Fund’s policy “connote[s] diversification among investments in a number of different countries throughout the world” as specified in footnote 42 to the Release.

2.

Comment:  Please explain the definition of “domiciled” with respect to companies located outside the United States for purposes of the Fund’s compliance testing.

Response:  For compliance testing purposes, the Registrant uses third party data to test “domicile” primarily using the country where a company’s management is located but also takes into consideration country of primary listing, country of revenue and reporting currency of the company.

3.

Comment:  Please confirm that the expenses associated with each Fund’s investment in exchange-traded funds are not expected to exceed 0.01% of average net assets of a Fund.

Response:  The Registrant confirms that none of the Funds currently expect that the indirect expenses associated with investing in exchange-traded funds will exceed 0.01% of the average net assets of a Fund.

4.

Comment:  Please consider adding Small-and Mid-Cap Risks in addition to the existing Large-Cap Risk under “Principal Risks” due to the statement that the Fund may invest in companies of any size.

Response:  The Fund’s inclusion of “Smaller Company Equity Risk” under “Principal Risks” encompasses the risk of investing in both mid-size and smaller companies.

5.

Comment:  Please confirm whether “Foreign” and “located outside of the United States” are synonymous or have different meanings.

Response:  The Registrant confirms that, as used in the Registration Statement, the term “foreign” and “located outside of the United States” have the same meaning.

6.

Comment:  Please consider revising “Real Estate Risk” in the section “Investment Objectives and Principal Policies and Risks” to focus more specifically on Real Estate Investment Trusts (“REITs”) .

Response:  The Registrant has considered the comment but respectfully declines to make any changes to the disclosure at this time.

7.

Comment:  Please confirm that the Registrant will provide notice to shareholders in the event that a Fund converts to a master-feeder structure.

Response:  The Registrant confirms that it will supplement a Fund’s prospectus in the event that it converts to a master-feeder structure and that shareholders will receive notification of such a change.

8.

Comment:  Please provide disclosure relating to how each Fund’s adviser decides which securities to buy and sell per Item 9(b)(2) of Form N-1A.

Response:  Disclosure relating to how each Fund’s adviser decides which securities to buy and sell can be found in the section entitled “Fund Summary – Principal Investment Strategies” in each Fund’s prospectus.

9.

Comment:  Please consider including disclosure relating to any national, local or regional holidays when shares will not be priced per Item 11(a)(3) of Form N-1A.

Response:  The Registrant believes that the existing disclosure is sufficient.  According to Instruction 1 to Item 11(a)(3), “… a Fund may use a list of specific days or any other means that effectively communicates the information (e.g., explaining that shares will not be priced on the days on which the New York Stock Exchange is closed for trading).”  The current disclosure states that “Each Fund values its shares once each day only when the New York Stock Exchange (the “Exchange”) is open for trading (typically Monday through Friday), as of the close of regular trading on the Exchange (normally 4:00 p.m. eastern time).”

10.

Comment:  Please consider adding “or purchased” to the fourth from last sentence in the second paragraph in the section entitled “Valuing Shares” as follows:

“Because foreign securities trade on days when Fund shares are not priced, the value of securities held by a Fund can change on days when Fund shares cannot be redeemed or purchased.”

Response: The Registrant has revised the sentence to include the requested disclosure.  The change will be made to all Funds in the Eaton Vance complex on a going forward basis.

11.

Comment:  Please amend the phone number and zip code listed on the back cover relating to the SEC’s public reference room as provided in the Instructions to Item 1 of Form N-1A.

Response:  The Registrant has amended the phone number and zip code listed on the back cover to match the phone number and zip code provided in Item 1 of Form N-1A.  The change will be made to all Funds in the Eaton Vance complex on a going forward basis.

Statement of Additional Information (“SAI”):

12.

Comment:  Please define the types of investments that a Fund may make while assuming a temporary defensive position per Item 16(d) of Form N-1A.

Response:  Please see the first paragraph under “General” in each Fund’s prospectus for the following disclosure:

During unusual market conditions, the Fund may invest up to 100% of its assets in cash or cash equivalents temporarily, which may be inconsistent with its investment objective(s) and other policies.

13.

Comment:  Please consider removing any information included in the first table in the section entitled “Management and Organization” that relates to experiences older than five years.

Response:  The Registrant respectfully declines to make this change.  We believe that this information is helpful to an investor’s understanding of the qualifications of the Fund Trustees.

14.

Comment:  Please state the principal business of any company listed under the “Principal Occupation(s) During Past Five Years and Other Relevant Experience” column in the first table in the section entitled “Management and Organization” unless the principal business is implicit in a company’s name.

Response:  The Registrant has added descriptions as follows:  Hexavest Inc. (investment management firm); Cambridge Associates (investment consulting company); and Bain and Company (management consulting firm).

15.

Comment:  Please consider defining PricewaterhouseCoopers consistently throughout the “Principal Occupation(s) During Past Five Years and Other Relevant Experience” column in the first table in the section entitled “Management and Organization.”

Response:  The Registrant has amended the description so that PricewaterhouseCoopers is consistently defined as “an independent registered public accounting firm.”

16.

Comment:  Please describe the methods of allocation and payment of advisory fees for each Fund or class per the Instructions to Item 19(a)(3) of Form N-1A.

Response:  This information is provided in the Prospectus and is not repeated in the SAI because the Prospectus is incorporated by reference into the SAI.

17.

Comment:  Please provide a plain English definition of the term “Sharpe ratio” in the method to determine compensation in the section entitled “Investment Advisory and Administrative Services.”

Response:  Registrant has amended the description as follows:

Sharpe ratio uses standard deviation and excess return to determine reward per unit of risk.

18.

Comment:  Please confirm whether there is a separate administrative fee.

Response:  Each Fund will enter into a combined Investment Advisory and Administrative Agreement whereby the Adviser will receive one fee for all services provided to a Fund under such agreement.

19.

Comment:  Please include a list of the principal types of activities for which payments are or will be made, including the dollar amount and the manner in which amounts paid by each Fund under its 12b-1 Plan during the last fiscal year were spent on advertising; printing and mailing of prospectuses to other than current shareholders; compensation to underwriters; compensation to broker-dealers; compensation to sales personnel; interest, carrying or other financing charges; and any other activities not described herein per Item 19(g)(1) of Form N-1A.

Response:  As described in each Fund’s SAI, each Fund has adopted a compensation type Rule 12b-1 Plan.  Under each Plan, the Rule 12b-1 payments are made to the principal underwriter regardless of the actual expenditures, which are not itemized separately.  A portion of such fee is paid by the principal underwriter to financial intermediaries.  The total distribution and service fees paid to the principal underwriter and to financial intermediaries (if any) will be disclosed on an appendix to the SAI once the Funds have commenced operations.

20.

Comment:  Please describe the manner in which the Funds’ board of directors exercises oversight of disclosure of each Fund’s portfolio securities to any person per Item 16(f)(1)(vii) of Form N-1A.

Response:  Please see the fifth paragraph under “Disclosure of Portfolio Holdings and Related Information” in “Performance.”  The Registrant believes that the current disclosure meets the requirements of Item 16(f)(1)(vii) of Form N-1A.  This paragraph states that the Chief Compliance Officer is required to report all waivers of or exceptions to the Portfolio Holdings Disclosure Policy to the Board at their next meeting.  The paragraph also states that the Board may impose additional restrictions on the disclosure of portfolio holdings information at any time.

21.

Comment:  Please state the Fund’s policy with respect to segregating or earmarking liquid securities to “cover” transactions if a Fund will invest in credit default swaps.

Response:  Disclosure regarding the Funds’ policy on segregating assets to cover credit default swaps is not applicable for the Funds as none of the Funds plan to invest in credit default swaps.

22.

Comment:  With respect to Eaton Vance International Small-Cap Fund, please add disclosure to the non-fundamental investment policies discussed in the section entitled “Investment Restrictions” in the Fund’s SAI relating to the Fund’s 80% policy under Rule 35d-1 of the Investment Company Act of 1940, as amended.

Response:  Under Rule 35d-1 of the Investment Company Act of 1940, an investment company with a name that suggests that the company focuses its investments in a particular type of investment invests at least 80% of its assets in the type of investment suggested by its name.  The Fund can either adopt a fundamental investment policy with respect to the 80% investment policy or adopt a policy that it will notify its shareholders 60 days prior to a change in its investment policy.  Eaton Vance International Small-Cap Fund has adopted a policy of providing at least 60 days’ advance notice of any change in its 80% investment policy.  Please see “General” under “Investment Objective & Principal Policies and Risks” in the Fund’s prospectus for such disclosure.

23.

Comment:  Please provide a statement in the section entitled “Other Service Providers” in each Fund’s SAI that the offering of fund shares is continuous per Item 25(a)(2) of Form N-1A.

Response:  Language stating that fund shares are continuously offered is located in the second sentence under “Additional Information about Purchases” in “Purchasing and Redeeming Shares” in each Fund’s SAI.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the SEC, acting pursuant to its delegated authority, do not foreclose the SEC from taking any action with respect to the filing. The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

Please contact the undersigned at (617) 672-8879 or Katherine Campbell at (617) 672-8117 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Katy D. Burke

Katy D. Burke, Esq.

Vice President